RECENT DEVELOPMENTS

The information contained in this section supplements the information about Uruguay corresponding to the headings below that are contained in Exhibit 99.D to Uruguay’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2010.  To the extent the information in this section differs from the information contained in such annual report, the information in this section replaces such information.  Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

THE ECONOMY

Privatizations

On August 11, 2011, the government enacted Law No. 18,786, creating and regulating public-private participation contracts for infrastructure and related services.  This law establishes a new type of participation scheme between private investors and the government.

GROSS DOMESTIC PRODUCT AND STRUCTURE OF THE ECONOMY

The following table sets forth information regarding GDP for the periods indicated.  The figures included in the table are based on 2005 prices (in accordance with the Integral Revision of the National Accounts published by Banco Central in March 2009) to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Expenditure

(% change from previous year except as otherwise indicated, 2005 prices)

	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	January/June 2011(1)(2)
Government consumption	6.7%	5.6%	5.6%	3.9%	2.2%	2.9%
Private consumption	5.8	6.5	8.7	2.1	11.4	9.6
Gross fixed investment	17.4	11.4	19.6	(6.3)	14.4	9.3
Public sector (% of gross fixed investment)	20.2	27.2	21.5	13.9	1.3	(2.0)
Private sector (% of gross fixed investment)	16.6	7.3	19.0	(12.8)	19.9	12.2
Exports of goods and services	3.2	7.4	10.0	2.5	9.1	4.3
Imports of goods and services	15.3	5.3	22.1	(8.6)	16.5	19.7

___________________________
(1)          Preliminary data.
(2)          January 1- June 30, 2011 compared to January 1- June 30, 2010.

Source:  Banco Central.

Principal Sectors of the Economy

The following table sets forth the components of Uruguay’s GDP and their respective growth rates for the periods indicated.  The percentages and figures included in the table are based on 2005 prices to eliminate distortions introduced by changes in relative prices.

Change in Gross Domestic Product by Sector

(% change from previous year except as otherwise indicated, 2005 prices)

	2006(1)	2007(1)	2008(1)	2009(1)	2010(1)	January/June 2011(1)(2)
Agriculture, livestock, fishing and forestry(3)	3.4%	(6.8)%	5.5%	2.9%	0.9%	2.3%
Mining	21.4	13.3	10.1	(2.5)	4.6	n/a
Manufacturing	8.1	7.1	17.3	(3.7)	3.7	3.4
Electricity, gas and water	(28.6)	57.8	(52.6)	(10.9)	90.2	(46.8)
Construction	9.2	6.2	8.5	1.4	4.3	3.3
Commerce, restaurants and hotels	6.8	13.4	11.3	0.6	14.8	11.0
Transportation, storage and communications	8.2	18.1	35.5	14.4	14.6	12.5
Real estate, business, financial and insurance services	0.6	3.5	4.4	1.4	4.9	n/a
Other services(4)(5)	3.3	3.8	4.8	4.1	0.7	6.1
Total GDP	4.3%	7.3%	8.6%	2.6%	8.5%	5.7%
______________________
(1)                Preliminary data.
(2)                January 1- June 30, 2011 compared to January 1- June 30, 2010.
(3)                For the period January/June 2011, includes mining.
(4)                Includes public sector services and other services.
(5)                For the period January/June 2011, includes real estate, business, financial and insurance services.

Source:  Banco Central.

Uruguay's GDP increased 5.7% during the first six months of 2011 compared to the same period in 2010.

In the first quarter of 2011, GDP (measured on a seasonally adjusted basis) increased 2.3% compared to the last quarter of 2010, due to an improvement in the level of activity in several sectors of the economy, in particular the commerce, restaurants and hotels sector and the transportation, storage and communications sector.  The commerce, restaurants and hotels sector improved mainly due to an increase in sales of automobiles and other imported products.  The transportation, storage and communications sector improved primarily as a result of high growth rates in mobile services and data transmission, supporting and logistic services, freight transport and port activity.

In the second quarter of 2011, GDP (measured on a seasonally adjusted basis) increased 0.5% compared to the preceding quarter, driven by an improvement in the level of activity in most of the sectors of the economy, excluding electricity, gas and water.  The sectors showing most growth were agriculture, livestock, fishing and forestry, commerce, restaurants and hotels, and transportation, storage and communications.   The agriculture, livestock, fishing and forestry sector improved due to an increase in agricultural production, while livestock production remained at the same levels of 2010. The commerce, restaurants and hotels sector improved mainly due to an increase in sales of automobiles and imported consumer products. The transportation, storage and communications sector improved primarily as a result of the expansion in telecommunications, in particular high growth rates in mobile services and data transmission, and the growth in supporting and logistic services, freight transport and port activity.

Employment, Labor and Wages

Employment

Estimates of the National Statistics Institute indicate that the average nationwide unemployment rate was 6.0% in September 2011 compared to 6.3% in September 2010, while the average nationwide employment rate had increased to 60.4% in September 2011, compared to 59.4% in September 2010.

Wages

For the 12-month period ended October 31, 2011, average nominal wages increased 14.7%, while average real wages increased 6.3%.  During this period, public sector wages increased 11.3% and 2.8% in nominal and real terms, respectively, while average private sector wages increased 17.8% and 8.4% in nominal and real terms, respectively.

FOREIGN MERCHANDISE TRADE

Merchandise exports for the 12-month period ended June 30, 2011 totaled US$8.8 billion compared to US$7.3 billion for the same period in 2010.  Merchandise imports totaled US$9.8 billion for the 12-month period ended June 30, 2011 compared to US$7.3 billion for the same period in 2010.

Merchandise trade for the 12-month period ended June 30, 2011 recorded a deficit of US$1.0 billion compared to a deficit of US$32.5 million for the same period in 2010.

FOREIGN TRADE ON SERVICES

Gross tourism receipts totaled US$1.9 billion for the 12-month period ended June 30, 2011 compared to US$1.4 billion for the 12-month period ended June 30, 2010.

BALANCE OF PAYMENTS

In the 12-month period ended June 30, 2011, Uruguay’s balance of payments registered an overall surplus of US$2.1 billion, compared to a surplus of US$90.3 million for the 12-month period ended June 30, 2010.

Current Account

Uruguay’s current account for the 12-month period ended June 30, 2011 recorded a deficit of US$998.6 million compared to a deficit of US$10.5 million for the 12-month period ended June 30, 2010.  The increase in the deficit was attributable mainly to the growth in total imports, which increased by US$ 2.9 billion over the 12-month period ended June 30, 2011, at a pace faster than exports,  which increased by US$ 2.1 billion during the same period.

Capital and Financial Account

Uruguay’s capital and financial account recorded a surplus of US$4.6 billion for the 12-month period ended June 30, 2011, compared to a US$575.1 million deficit for the 12-month period ended June 30, 2010. This increase was mainly due to the growth in portfolio investment, other investment and foreign direct investment. Portfolio investment totaled US$1.0 billion for the 12-month period ended June 30, 2011, compared to an outflow of US$0.7 billion for the 12-month period ended June 30, 2010. Other investment totaled US$1.3 billion for the 12-month period ended June 30, 2011, compared to an outflow of US$1.8 billion for the 12-month period ended June 30, 2010. Foreign direct investment totaled US$2.3 billion for the 12-month period ended June 30, 2011, compared to US$1.9 billion for the 12-month period ended June 30, 2010.

International Reserves

As of October 31, 2011 international reserve assets of Banco Central totaled US$10.4 billion, including US$3.0 billion in reserves and voluntary deposits of the Uruguayan banking system.  International reserve assets of Banco Central as of December 31, 2010 stood at US$7.7 billion, including US$1.9 billion in reserves and voluntary deposits of the Uruguayan banking system.

MONETARY POLICY AND INFLATION

Monetary Policy

On June 23, 2011, Banco Central increased the monetary policy rate from 7.5% to 8.0% in response to prevailing inflation expectations.  On September 23, 2011, Banco Central maintained the monetary policy rate at 8.0%.  Banco Central’s next meeting to renew this rate is scheduled for December 2011.

Liquidity and Credit Aggregates

The following table sets forth selected monetary indicators for the periods indicated.

Selected Monetary Indicators

(percentage change based on peso-denominated data)

	2006	2007	2008	2009	2010	12 months ended September 30, 2011(1)
M1 (% change)(2)	24.1%	32.0%	17.9%	15.2%	30.0%	22.3%
M2 (% change)(3)	22.1	31.0	17.3	14.9	31.0	26.0
Credit from the financial system (% change)	29.2	22.1	58.7	(13.1)	24.1	15.2
Average annual peso deposit rate (end period)	2.2	3.1	4.9	5.3	4.8	4.8
Monetary policy rate (TPM)	-	7.25	7.75	6.25	6.50	8.0
Average money market rate (TMM) (period end)	-	7.25	4.99	6.50	6.50	8.0
_______________________
(1)           Preliminary data.
(2)           Currency in circulation plus peso-denominated demand deposits.
(3)           M1 plus peso-denominated savings deposits.

Source: Banco Central.

Inflation

Consumer prices increased 8.4% in the 12-month period ended November 30, 2011.  Wholesale prices  increased 13.0% for the 12-month period ended November 30, 2011, compared to an increase of 10.1% for the same period ended November 30, 2010, reflecting increases in international prices for commodities.

Foreign Exchange

The following table sets forth the high, low, average and period-end peso/U.S. dollar exchange rates for the dates and periods indicated.

Exchange Rates(1)

(pesos per US$)

	High	Low	Average	Period-End
2006	24.400	23.700	24.012	24.400
2007	24.450	21.500	23.414	21.500
2008	24.550	19.079	20.935	24.350
2009	24.520	19.534	22.553	19.627
2010	24.135	19.400	21.609	20.094
For the 12 months ended November 30, 2011	20.426	18.300	19.312	19.857
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(1)           Daily interbank end-of-day bid rates.

Source: Banco Central.

THE BANKING SECTOR

Uruguay’s Banking System Following the 2002 Crisis

During the first ten months of 2011, deposits of the non-financial sector with the financial system grew by 14.2%, or US$2.6 billion, to US$21.1 billion.  Likewise, credit extended to the private sector by the banking system increased from US$9.4 billion as of December 31, 2010 to US$10.8 billion as of October 31, 2011.

The share of NPLs on total loans (based on payment delinquencies) of private banks and Banco de la República increased to 1.1% as of June 30, 2011 from 1.0% as of December 31, 2010.

Regulatory capital of private banks as of June 30, 2011, represented 15.6% of risk-weighted assets (excluding Banco Hipotecario), compared to 15.2% as of December 31, 2010, and 16.8% as of December 31, 2009.

PUBLIC SECTOR FINANCES

In the 12-month period ended June 30, 2011, Uruguay’s public sector overall balance increased to a deficit of US$472.0 million (1.1% of GDP), compared to a deficit of US$395.0 million (1.1% of GDP) for the same period ended June 30, 2010.

For the 12-month period ended June 30, 2011, Uruguay’s public sector primary balance recorded a surplus of US$809 million (1.9% of GDP), compared to a surplus of US$632 million (1.7% of GDP) for the 12-months ended June 30, 2010.

PUBLIC SECTOR DEBT

Total Public Debt

The total gross public sector debt stood at US$26.0 billion (59.6% of GDP) on June 30, 2011, while it totaled US$23.0 billion (56.2% of GDP) on December 31, 2010.  As of June 30, 2011, 52.5% of the total gross public debt was denominated in foreign currencies and 47.5% in Uruguayan pesos, compared to 56.5% and 43.5% respectively as of December 31, 2010.

Under the Strategic Partnership with Uruguay for the 2010-2011 period, created on October 14, 2010, the World Bank approved on October 25, 2011 the Second Programmatic and Reform Implementation Policy Development Loan for an aggregate amount of US$260.0 million.  This loan, which is available for disbursement for a period of three years, has not yet been disbursed.